UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Cool Company Ltd.
(Name of the Issuer)

Cool Company Ltd.
Bounty Ltd
EPS Ventures Ltd.
Antoine Bonnier
Cyril Ducau
Joanna Zhou
(Name of Persons Filing Statement)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G2415A113
(CUSIP Number of Class of Securities)

Cool Company Ltd. Richard Tyrrell 7 Clarges Street, 5th Floor, London W1J 8AE United Kingdom +(44) 207 659 1111	EPS Ventures Ltd. Chris Harrison Adam Emilianou c/o Le Montaigne 7 Avenue de Grande Bretagne MC 98000 Monaco +377 9777 6310

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Robert M. Katz, Esq.	James McDonald, Esq.
Samuel Newhouse, Esq. Douglas Abernethy, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Denis Klimentchenko, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (20) 7519 7000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”), (ii) Bounty Ltd, a Liberian nonresident domestic corporation (“Parent”), (iii) EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“EPS”), (iv) Mr. Cyril Ducau, (v) Mr. Antoine Bonnier, and (vi) Ms. Joanna Zhou (with respect to (ii) through (vi), each, an “EPS Filing Person” and collectively, the “EPS Filing Persons” and with respect to (i) through (vi), each, a “Filing Person” and collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

On September 28, 2025, (i) the Company, Parent, and, solely for purposes of guaranteeing the respective obligations of Parent and Merger Sub (as defined below) under the Merger Agreement, EPS, entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Apex Merger Sub Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”) acceding to the Merger Agreement on October 15, 2025, and (ii) the Company and EPS entered into a Voting and Support Agreement. The Merger Agreement provided that, subject to the terms and conditions of the Merger Agreement and the related Statutory Merger Agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), Merger Sub would merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger (the “Surviving Company”).

On December 16, 2025, the Company made available to its shareholders a proxy statement (the “Proxy Statement”), a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement, related to a special general meeting of the Company’s shareholders (the “Special General Meeting”) at which the Company’s shareholders would consider and vote upon a proposal to approve the Merger, the Merger Agreement and the Statutory Merger Agreement.

On January 6, 2026, the Company held the Special General Meeting and the Company’s shareholders approved the Merger, the Merger Agreement and the Statutory Merger Agreement.

On January 9, 2026, the Merger was consummated. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

ITEM 15.	ADDITIONAL INFORMATION

(c)	Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On January 6, 2026, the Company held the Special General Meeting and the Company’s shareholders approved the Merger, the Merger Agreement and the Statutory Merger Agreement. The Company issued a press release announcing the results of the Special General Meeting the same day, a copy of which is attached as Exhibit 99.1 to the Form 6‑K furnished by the Company with the SEC on January 6, 2026 and is incorporated by reference herein as Exhibit (a)-(7). The Company also issued notifications through Euronext Growth Oslo’s electronic information system (NewsWeb) that (i) all conditions precedent to the Merger had been satisfied and (ii) a trade had been conducted by EPS, as a close associate of persons discharging managerial responsibilities of the Company (due to certain EPS Filing Persons being members of the Company’s board of directors).

On January 7, 2026, the Company’s VPS account operator in Euronext Securities Oslo (VPS) suspended the transfer of common shares of the Company, par value $1.00 per share (each, a “Company common share”) from Euronext Growth Oslo to the New York Stock Exchange (the “NYSE”).

On January 8, 2026, the Company requested the suspension of trading of Company common shares on Euronext Growth Oslo, and trading was suspended by the Oslo Stock Exchange prior to the opening of trading on Euronext Growth Oslo on January 9, 2026.

On January 9, 2026, the Company and Merger Sub entered into the Statutory Merger Agreement and filed a merger application with the Bermuda Registrar of Companies (the “Registrar”), and the Merger was subsequently consummated pursuant to the certificate of merger that was issued by the Registrar on such date. As a result of the Merger, Merger Sub ceased to exist as an independent entity and the Company continued as the Surviving Company. The Statutory Merger Agreement is incorporated by reference herein as Exhibit (d)-(5).

Prior to the opening of trading on January 9, 2026, the Company notified the NYSE that the Merger had been consummated and requested that the NYSE suspend trading of the Company common shares prior to market open on January 9, 2026. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the de-listing of the Company common shares from the NYSE and withdraw the registration of such Company common shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. As a result, the Company common shares will no longer be listed on the NYSE.

The Company will also pursue a delisting of the Company common shares from Euronext Growth Oslo. To this end, the Company will file an application with the Oslo Stock Exchange for the delisting of the Company common shares from Euronext Growth Oslo.

Upon completion of the NYSE and Euronext Growth Oslo delisting processes, the Company common shares will no longer be listed on any securities exchange or quotation system, and the Company will cease to be a publicly listed company.

In addition, the Company intends to file a certification on Form 15F with the SEC to terminate the registration of the Company common shares under Section 12(g) of the Exchange Act and terminate the Company’s reporting obligations under Section 13 of the Exchange Act with respect to the Company common shares.

The Company issued a press release announcing the consummation of the Merger on January 9, 2026, a copy of which is attached as Exhibit 99.1 to the Form 6-K furnished by the Company with the SEC on January 9, 2026 and is incorporated by reference herein as Exhibit (a)-(8).

Pursuant to the Merger Agreement, at the completion of the Merger, each Company common share that was issued and outstanding at the effective time of the Merger (the “Effective Time”) (other than Company common shares held by (a) holders of Company common shares who have properly exercised appraisal rights with respect to such Company common shares in accordance with the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), (b) any subsidiary of the Company, (c) the Company as treasury shares or (d) Parent, Merger Sub, or their respective affiliates, in each case of (b) through (d), which such Company common shares were canceled automatically and ceased to exist and no consideration was delivered in exchange therefor), was canceled and converted into the right to receive $9.65, in cash, without interest (the “Merger Consideration”) or, in the case of holders of Company common shares listed on Euronext Growth Oslo, the Norwegian kroner equivalent at the USD/NOK Exchange Rate obtained by the Company’s VPS account operator, in cash, in each case, without interest, for each Company common share that they own immediately prior to the Effective Time. Each Company common share for which appraisal rights have been properly exercised in accordance with the Bermuda Companies Act (each, a “Dissenting Common Share”) was automatically canceled (but did not entitle its holder to receive the Merger Consideration) and was automatically converted into the right to receive the fair value of such Dissenting Common Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act. Furthermore, each common share of Merger Sub issued and outstanding immediately prior to the Effective Time was automatically converted into and became one duly authorized, validly issued, fully paid common share, par value $1.00 per share, of the Surviving Company.

At the Effective Time:

•
Each option to acquire Company common shares that was granted under the Company’s long-term incentive plan, adopted on November 25, 2022 (the “Company Share Plan”) (such options, the “Company Options”) that was outstanding and unexercised immediately prior to the Effective Time was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the total number of Company common shares subject to such Company Option and (b) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option. If the exercise price per share of such Company Option was equal to or greater than the Merger Consideration, then such Company Option was automatically canceled without any consideration.

•
Each restricted stock unit award in respect of Company common shares that was granted under the Company Share Plan (“Company RSU Award”) that was outstanding immediately prior to the Effective Time (including Company RSU Awards that were vested, but not yet settled) was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (a) the Merger Consideration and (b) the number of Company common shares subject to such Company RSU Award (including any Company common shares or portion of Company common shares that were issuable in connection with dividend equivalents).

Prior to the Effective Time, the Company Board adopted resolutions which (a) effectuated the treatment of the Company awards referenced in the preceding paragraphs and (b) caused the Company Share Plan to terminate at or prior to the Effective Time.

Following the Merger, Parent owned 100% of the equity of the Surviving Company.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)**	Proxy Statement of the Company dated December 16, 2025.
(a)(2)	Letter to the Shareholders of the Company, included in the Proxy Statement and incorporated herein by reference.
(a)(3)	Notice of Special General Meeting of Shareholders, included in the Proxy Statement and incorporated herein by reference.
(a)(4)	Form of Proxy Card, included in the Proxy Statement and incorporated herein by reference.
(a)(5)
Press Release issued by the Company and EPS, dated September 24, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 24, 2025.

(a)(6)
Press Release issued by the Company and EPS, dated September 29, 2025, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(a)(7)	Press Release issued by the Company, dated January 6, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 6, 2026
(a)(8)	Press Release issued by the Company, dated January 9, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on January 9, 2026
(b)	Not applicable.
(c)(1)	Opinion of Evercore Group L.L.C., dated September 28, 2025, incorporated herein by reference to Annex D to the Proxy Statement.
(c)(2)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated August 14, 2025.
(c)(3)†*	Discussion materials prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated August 28, 2025.
(c)(4)†*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 10, 2025.
(c)(5)†*	Draft materials prepared by Evercore Group L.L.C. for discussion with the Company’s management, dated September 15, 2025.
(c)(6)*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 17, 2025.
(c)(7)*	Preliminary financial analysis prepared by Evercore Group L.L.C. for discussion with the Special Committee, dated September 22, 2025.
(c)(8)†*	Fairness Opinion Presentation Materials prepared by Evercore Group L.L.C., dated September 28, 2025.
(c)(9)†*	The Special Committee’s response to EPS Ventures Ltd., delivered by Evercore Group L.L.C. to EPS Ventures Ltd., dated September 11, 2025.
(c)(10)†*	The Special Committee’s response to EPS Ventures Ltd., delivered by Evercore Group L.L.C. to EPS Ventures Ltd., dated September 19, 2025.
(c)(11)†*	Form of Desktop Report of Poten & Partners (UK) Ltd., dated September 15, 2025.
(c)(12)†*	The Clarksons Report, dated as of September 1, 2025.
(d)(1)
Agreement and Plan of Merger, dated as of September 28, 2025, by and among Cool Company Ltd., Bounty Ltd and, solely for purposes of the Guarantor Provisions, EPS Ventures Ltd., incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(d)(2)
Form of Statutory Merger Agreement by and between the Company and Apex Merger Sub Ltd., incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

(d)(3)
Voting and Support Agreement by and between the Company and EPS Ventures Ltd., incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2025.

Exhibit No.	Description

(d)(4)	Form of Registration Rights Agreement, incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by the Company with the SEC on February 14, 2023.
(d)(5)	Statutory Merger Agreement, dated as of January 9, 2026, by and between the Company and Apex Merger Sub Ltd.
(f)*	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Proxy Statement
(g)	Not applicable.
107*	Filing Fee Table

† Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
* Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on November 4, 2025.
** Previously filed with Amendment No. 3 to the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on December 16, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2026	COOL COMPANY LTD.

	By:	/s/ Richard Tyrrell
Name:	Richard Tyrrell
Title:	Chief Executive Officer

BOUNTY LTD

By:	/s/ Christopher James Harrison
Name:	Christopher James Harrison
Title:	Director

EPS VENTURES LTD.

By:	/s/ Christopher James Harrison
Name:	Christopher James Harrison
Title:	Director

ANTOINE BONNIER

By:	/s/ Antoine Bonnier

CYRIL DUCAU

By:	/s/ Cyril Ducau

JOANNA ZHOU

By:	/s/ Joanna Zhou